Exhibit 99.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”), is entered into as of March 13, 2024, by and between Bit Brother Limited incorporated under the laws of the British Virgin Islands (the “Company”), and Ling Sun, an individual (the “Executive”). Except with respect to the direct employment of the Executive by the Company, the term “Company” as used herein with respect to all obligations of the Executive hereunder shall be deemed to include the Company and all of its subsidiaries and affiliated entities (collectively, the “Group”).

RECITALS

A. The Company desires to employ the Executive as its Chief Executive Officer and to assure itself of the services of the Executive during the term of Employment (as defined below).

B. The Executive desires to be employed by the Company as its Chief Executive Officer during the term of Employment and upon the terms and conditions of this Agreement.

AGREEMENT

The parties hereto agree as follows:

1.	POSITION

The Executive hereby accepts positions of Chief Executive Officer (the “Employment”) of the Company.

2.	TERM

Subject to the terms and conditions of this Agreement, the initial term of the Employment shall be three (3) years, effective as of the date of this Agreement (the “Effective Date”), unless terminated earlier pursuant to the terms of this Agreement. The Employment will be renewed automatically for additional one-year terms if neither the Company nor the Executive provides a notice of termination of the Employment to the other party or otherwise proposes to re-negotiate the terms of the Employment with the other party within three months prior to the expiration of the applicable term.

3.	DUTIES AND RESPONSIBILITIES

(a)	The Executive’s duties at the Company will include all jobs assigned by the Board of Directors (the “Board”).

(b)	The Executive shall devote all of his working time, attention and skills to the performance of his duties at the Company and shall faithfully and diligently serve the Company in accordance with this Agreement, the Articles of Incorporation and Bylaws of the Company, as amended and restated from time to time (the “Charter Documents”), and the guidelines, policies and procedures of the Company approved from time to time by the Board.

(c)	The Executive shall use his best efforts to perform his duties hereunder.

4.	NO BREACH OF CONTRACT

The Executive hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Executive and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or otherwise bound, except for agreements entered into by and between the Executive and any member of the Group pursuant to applicable law, if any; (ii) that the Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity which would prevent, or be violated by, the Executive entering into this Agreement or carrying out his duties hereunder; (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement (other than this) with any other person or entity except for other member(s) of the Group, as the case may be.

5.	Intentionally Omitted

6.	COMPENSATION AND BENEFITS

(a)	Base Salary. The Executive shall receive a base salary of $30,000 per year. Such compensation is subject to annual review and adjustment by the Company.

(b)	Bonus. The Executive shall be eligible for Bonuses determined by the Board.

(c)	Equity Incentives. To the extent the Company adopts and maintains a share incentive plan, the Executive will be eligible to participate in such plan pursuant to the terms thereof as determined by the Board.

(d)	Benefits. The Executive is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan.

(e)	Expenses. The Executive shall be entitled to reimbursement by the Company for all reasonable ordinary and necessary travel and other expenses incurred by the Executive in the performance of his duties under this Agreement; provided that he properly accounts for such expenses in accordance with the Company’s policies and procedures.

7.	TERMINATION OF THE AGREEMENT

(a)	By the Company.

(i) For Cause. The Company may terminate the Employment for cause, at any time, without notice or remuneration (unless notice or remuneration is specifically required by applicable law, in which case notice or remuneration will be provided in accordance with applicable law), if:

(1)	the Executive is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement,

(2)	the Executive has been grossly negligent or acted dishonestly to the detriment of the Company,

(3)	the Executive has engaged in actions amounting to willful misconduct or failed to perform his duties hereunder and such failure continues after the Executive is afforded a reasonable opportunity to cure such failure; or

(4)	the Executive violates Section 8 of this Agreement.

Upon termination for cause, the Executive shall be entitled to the amount of base salary earned and not paid prior to termination. However, the Executive will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the Executive’s right to all other benefits will terminate, except as required by any applicable law.

(ii) For death and disability. The Company may also terminate the Employment, at any time, without notice or remuneration (unless notice or remuneration is specifically required by applicable law, in which case notice or remuneration will be provided in accordance with applicable law), if:

(1)	the Executive has died, or

(2)	the Executive has a disability which shall mean a physical or mental impairment which, as reasonably determined by the Company, renders the Executive unable to perform the essential functions of his employment with the Company, with or without reasonable accommodation, for more than 120 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply.

Upon termination for death or disability, the Executive shall be entitled to the amount of base salary earned and not paid prior to termination. However, the Executive will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the Executive’s right to all other benefits will terminate, except as required by any applicable law.

(iii) Without Cause. The Company may terminate the Employment without cause, at any time, upon one-month prior written notice. Upon termination without cause, the Executive shall be entitled to the amount of base salary earned and not paid prior to termination. However, the Executive will not be entitled to receive payment of any severance benefits or other amounts, and the Executive’s right to all other benefits will terminate, except as required by any applicable law.

(b)	By the Executive. The Executive may resign prior to the expiration of the Agreement and may terminate the Employment at any time with a two-month prior written notice to the Company. Upon termination, the Executive shall be entitled to the amount of base salary earned and not paid prior to termination. However, the Executive will not be entitled to receive payment of any severance benefits or other amounts, and the Executive’s right to all other benefits will terminate, except as required by any applicable law.

(c)	Notice of Termination. Except otherwise provided, any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

8.	CONFIDENTIALITY AND NON-DISCLOSURE

(a)	Confidentiality and Non-disclosure. The Executive hereby agrees at all times during the term of the Employment and after his termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without prior written consent of the Company, any Confidential Information. The Executive understands that “Confidential Information” means any proprietary or confidential information of the Company, its affiliates, or their respective clients, customers or partners, including, without limitation, technical data, trade secrets, research and development information, product plans, services, customer lists and customers, supplier lists and suppliers, software developments, inventions, processes, formulas, technology, designs, hardware configuration information, personnel information, marketing, finances, information about the suppliers, joint ventures, franchisees, distributors and other persons with whom the Company does business, information regarding the skills and compensation of other employees of the Company or other business information disclosed to the Executive by or obtained by the Executive from the Company, its affiliates, or their respective clients, customers or partners, either directly or indirectly, in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential. Notwithstanding the foregoing, Confidential Information shall not include information that is generally available and known to the public through no fault of the Executive.

(b)	Company Property. The Executive understands that all documents (including computer records, facsimile and e-mail) and materials created, received or transmitted in connection with his work or using the facilities of the Company are property of the Company and subject to inspection by the Company at any time. Upon termination of the Executive’s employment with the Company (or at any other time when requested by the Company), the Executive will promptly deliver to the Company all documents and materials of any nature pertaining to his work with the Company and will provide written certification of his compliance with this Agreement. Under no circumstances will the Executive have, following his termination, in his possession any property of the Company, or any documents or materials or copies thereof containing any Confidential Information.

(c)	Former Employer Information. The Executive agrees that he has not and will not, during the term of his employment, (i) improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity with which the Executive has an agreement or duty to keep in confidence information acquired by Executive, if any, or (ii) bring into the premises of the Company any document or confidential or proprietary information belonging to such former employer, person or entity unless consented to in writing by such former employer, person or entity. The Executive will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)	Third Party Information. The Executive recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Executive agrees that the Executive owes the Company and such third parties, during the Executive’s employment by the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

This Section 8 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 8, the Company shall have right to seek remedies permissible under applicable law.

9.	WITHHOLDING TAXES

Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such national, provincial, local or any other income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

10.	ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that (i) the Company may assign or transfer this Agreement or any rights or obligations hereunder to any member of the Group without such consent, and (ii) in the event of a Change of Control Transaction, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

11.	SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the Executive and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter, including any prior agreements between the Executive and a member of the Group. The Executive acknowledges that he has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement. Any amendment to this Agreement must be in writing and signed by the Executive and the Company.

13.	GOVERNING LAW; JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the State of New York and each of the parties irrevocably consents to the jurisdiction and venue of the federal and state courts located in New York.

14.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

15.	WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

16.	NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party.

17.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

18.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that it, he or she has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

Bit Brother Limited

By:	/s/ Diyu Jiang
Name:	Diyu Jiang
Title:	Director

Chief Executive Officer

Signature:	/s/ Ling Sun
Name:	Ling Sun